Tangela Richter, Esq.
Branch Chief
Division of Corporation Finance
Mail Stop 7010
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549


                        Re:   American Dairy, Inc.
                              Registration Statement on Form S-1
                              File No. 333-128075


Dear Ms. Richter,

      In the closing comments of your comment letter dated March 3, 2006, regarding the Form S-1 registration statement of American Dairy, Inc., you requested a response within 10 business days, or to tell you when we will provide you with a response.

      The Form 10-K annual report of American Dairy, Inc. is due to be filed on March 31, 2006, and it is desired to file the amendment to the Form S-1 with the new audited December 31, 2005 consolidated financial statements. As a result, American Dairy, Inc. intends to file its amendment to the Form S-1 registration statement during the first week of April, 2006.

      Thank you for your assistance in the matter.



                                                /s/ Stephen A. Zrenda, Jr.
                                             -----------------------------------
                                                    Stephen A. Zrenda, Jr.